Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM | NYSE-AMEX: KXM

NEWS RELEASE

Kobex Files Form 20-F Documentation

Vancouver, BC – April 2, 2012 – Kobex Minerals Inc. (the “Company”) (TSX.V:KXM, NYSE AMEX:KXM,) announces that its Form 20-F for the fiscal year ended December 31, 2011 has been filed with the Securities Exchange Commission.  The Form 20-F and the Company’s audited consolidated financial statements for the years ended December 31, 2011 and 2010, and as at January 1, 2010 are available on the Company's website at http://www.kobexminerals.com.

Shareholders of the Company may also request a hard copy of the Company’s audited financial statements free of charge by contacting +1-604-688-9368 or by e-mail to investor@kobexminerals.com.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Geoffrey Bach, Chief Financial Officer
Tel: 604-688-9368
Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills, President and CEO

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for the adequacy or accuracy of this news release.